

TSX, NYSE-MKT
Symbol: TMQ

News Release

Trilogy Metals Engages Consultants for Arctic Pre-Feasibility Study

June 5, 2017 - Vancouver, British Columbia – Trilogy Metals Inc. (**TSX, NYSE-MKT: TMQ**) ("Trilogy Metals" or "the Company") is pleased to announce that it has engaged Ausenco Engineering Canada Inc. ("**Ausenco**") to prepare the Arctic pre-feasibility study ("**PFS**") technical report anticipated to be complete in Q1, 2018. The Company has also engaged Amec Foster Wheeler ("**Amec**") to complete mine planning and SRK Consulting (Canada) Inc. ("**SRK**") to complete tailings and waste design, hydrology and environmental studies.

Ausenco is a global diversified engineering, construction and project management company providing consulting, project delivery and asset management solutions to the resources, energy and infrastructure sectors. Ausenco's experience in base metal and cold weather projects ranges from conceptual, pre-feasibility and feasibility studies for new project developments to brownfield expansions with EPCM and EPC delivery. Ausenco is currently engaged on a number of remote projects with similar characteristics and opportunities to the Arctic project. Ausenco's office in Vancouver, British Columbia, Canada will coordinate the Arctic PFS.

"We are pleased to have assembled an excellent team to complete our pre-feasibility study on the high-grade polymetallic Arctic deposit. Ausenco, Amec and SRK are, all three, highly skilled and reputable companies, and the individual team members at each of these companies have decades of mining experience to draw on. The Arctic project is the first of many exciting opportunities in the Ambler mining district. While the Arctic PFS gets underway with a budget of US$7.1 million, we will continue to explore our exciting Bornite property with a budget of US$10 million. With a US$17 million total budget this year for exploration at Bornite and the Arctic PFS, it will be a very busy and productive year ahead for the Company. Major mining districts take time to develop and we are fortunate to have long-term support through our partnerships with NANA, AIDEA and South32, as well as continued support from our large shareholders", says Rick Van Nieuwenhuyse, President and Chief Executive Officer.

Arctic Pre-Feasibility Study

The Arctic deposit is a high-grade copper-zinc-lead volcanogenic massive sulfide deposit which also contains significant amounts of precious metals. The Company is proposing a 10,000 tonne per day, open pit mining operation with a typical crush-grind-float flow sheet producing significant tonnages of copper and zinc concentrates and lessor lead concentrate containing significant quantities of precious metals. The Company has recently provided updated "PFS level" metallurgy, pit-slope stability and hydrology information in our March 19, 2017 press release (https://Trilogy PR April 19 2017) and an updated resource estimate for Arctic on March 25, 2017 (https://Trilogy PR April 25 2017). This summer, our consultants will work with our team members to complete the site investigation work to determine the optimal location for the mill and power plant, tailing and waste design, and other supporting infrastructure and facilities. The Company had previously released a National Instrument 43-101 - Standards of Disclosure technical report entitled "Preliminary

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Economic Assessment Report on the Arctic Project, Ambler Mining District, Northwest Alaska" dated effective September 12, 2013 (the "PEA") (https://Trilogy PR September 12 2013). We expect the PFS to be completed in Q1, 2018. Ausenco, who are independent from the Company, will coordinate and work with our other consultants to provide engineering support and an economic analysis, as well as author the Arctic PFS technical report for the Company.

Qualified Persons

Andrew W. West, P.Geo., Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse	Elaine Sanders
President & Chief Executive Officer	Vice President & Chief Financial Officer
rickvann@trilogymetals.com	elaine.sanders@trilogymetals.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the potential timing and preparation of a PFS on the Arctic deposit, the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the UKMP Projects, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad

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weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2016 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

The Arctic Preliminary Economic Assessment and the Bornite Technical Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Bornite Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.